Velti Announces Agreement to Sell Mobile Marketing Businesses in U.S., U.K., and India to Affiliates of GSO Capital Partners LP

•	Affiliates of GSO Capital Partners LP acquire debt from HSBC

•	Sale Expected to Close by End of 2013

•	Operations for Acquired Businesses to Continue as Normal Throughout the Sale Process; Receive Additional Financing

•	Velti’s Other European, Asian, South American and Middle Eastern Businesses to Continue Operations as Normal

San Francisco - Nov. 4, 2013 - Velti plc (NASDAQ: VELT), a leading global provider of mobile marketing and advertising technology, announced today that it has agreed to sell its U.S., U.K., and India mobile marketing businesses and certain of its U.S.-based advertising businesses to affiliates of GSO Capital Partners LP (“GSO”), the credit division of Blackstone(NYSE: BX). The current proposed transaction includes the sale of business lines operated by Velti Inc. and Air2Web Inc. in the U.S., Air2Web India, and Velti DR Limited and Mobile Interactive Group, Ltd. in the U.K.
“We are pleased to have reached an agreement with GSO, a firm with substantial financial resources that understands the value of Velti’s state-of-the-art technology, industry-leading solutions, and global presence,” said Velti Chief Executive Officer Alex Moukas. “Both this sale agreement and GSO’s recent acquisition of our secured debt demonstrate GSO’s commitment to providing the business with the support necessary to grow and prosper.”
All operations included in the proposed sale agreement will continue as normal throughout the sale process. The proposed sale is expected to close by the end of 2013.

“Importantly, this process will be virtually invisible to customers, all of whom can continue to rely on Velti to provide premier technology and solutions to support their own businesses,” Mr. Moukas said.

Under the terms of the proposed asset purchase agreement and to facilitate the sale, Velti’s U.S. operations, including Velti Inc. and Air2Web, Inc., today filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the District of Delaware to implement the sale under Section 363 of the Bankruptcy Code. While the sale agreement includes the U.K.-based MIG business line and Air2Web India, the U.K. and India-based operations are not included in the Chapter 11 filing.
Additionally, GSO has committed to provide up to $25 million in debtor-in-possession financing, including a $10 million cash injection to support the operations included in the proposed sale.
The filing does not include any of the Company’s operations in the U.K., Greece, India, China, Brazil, Russia, the United Arab Emirates, or any other jurisdictions outside the U.S. These entities, along with the mobile marketing businesses in the U.S., U.K., and India, are continuing normal business operations.
Additionally, the businesses not included in the current proposed sale agreement continue to grow and deliver improved results. Velti’s Performance Mobile Marketing Business will also continue to provide services to the businesses named in the current purchase agreement.
"We look forward to working with the Company to execute on the growth potential of the mobile marketing industry," said Scott Eisenberg, of GSO Capital Partners. "The increasingly important need for businesses to have effective and reliable mobile communication with their customers requires a sophisticated and scalable technology. We believe that the Velti platform, including the Air2Web and Mobile Interactive Group acquisitions, is well positioned to grow share in this market."

For more information about this announcement, please visit www.velti.com. Additionally, the Company has set up a special information hotline at 866-618-4602.

Forward-Looking Statements
"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements about voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code filed by various of the company’s subsidiaries in the United States, as well as concerning the proposed sale of assets owned or used in the company’s mobile marketing business unit. The achievement or success of the matters covered by such forward-looking statements involve risks, uncertainties and assumptions, and if any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company's results could differ materially from the results expressed or implied by the forward-looking statements. These risks and uncertainties include - but are not limited to - our ability to consummate the sale of assets to GSO Capital Partners; our ability to continue operations during the pendency of the bankruptcy cases and the effect of actions of the Court on the Company’s assets and operations; the adverse impact of the bankruptcy cases on the Company’s business, financial condition and results of operations, including its ability to maintain contracts and other customer and supplier relationships critical to its business and the actions of the Company’s creditors and other third parties with interests in the bankruptcy cases; the Company’s ability to maintain adequate liquidity to fund operations during the bankruptcy cases; the Company’s ability to obtain court approval with respect to motions in the bankruptcy cases prosecuted from time to time; the Company’s ability to develop, prosecute, confirm and consummate a plan of reorganization with respect to the bankruptcy cases; and other risk factors contained in the Company’s SEC filings including our Annual Report on Form 20-F and our current reports on Form 6-K filed with the Securities and Exchange Commission and in other filings we may make with the Securities and Exchange Commission from time to time. Velti assumes no obligation and does not intend to update these forward-looking statements, except as required by law.
About Velti
Velti is a leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. The Velti platform, called Velti mGage™, allows customers to use mobile and traditional media to reach targeted consumers, engage the consumer through the mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel. Velti is a publicly held corporation based in Jersey, and trades on the NASDAQ Global Select Market under the symbol VELT. For more information, visit - www.velti.com.

Media Contacts:
Tom Becker
Sitrick And Company
212.573.6100
Tom_Becker@sitrick.com

Danielle Newman
Sitrick And Company
212.573.6100
Danielle_Newman@sitrick.com